# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BBB FOODS INC, CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: AV. PDTE. MASARYK 8, POLANCO V SECC,, MIGUEL HIDALGO, MEXICO CITY, Mexico (O5), 11560
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001540531

## Reporting persons
- 12 West Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,382,770; sole dispositive power 0; shared dispositive power 3,382,770; aggregate amount beneficially owned 3,382,770 (5.5% of the class)
- Joel Ramin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,382,770; sole dispositive power 0; shared dispositive power 3,382,770; aggregate amount beneficially owned 3,382,770 (5.5% of the class)

## Item 1. Issuer
Name of issuer: BBB FOODS INC
Address of issuer's principal executive offices: AV. PDTE. MASARYK 8, POLANCO V SECC,, MIGUEL HIDALGO, MEXICO CITY, Mexico, 11560

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) 12 West Capital Management LP ("12 West Management"), a Delaware limited partnership, and the investment manager to 12 West Capital Fund LP, a Delaware limited partnership and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership ("12 West Funds"), with respect to the shares of Class A common stock ("Class A Common Stock") of BBB Foods Inc. (the "Company") directly held by the 12 West Funds; and

(ii) Mr. Joel Ramin ("Mr. Ramin"), the managing member of 12 West Capital Management, LLC ("12 West LLC"), the general partner of 12 West Management, with respect to the shares of Class A Common Stock directly held by the 12 West Funds.

The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 475 Tenth Avenue, 14th Floor, New York, NY 10018.
Citizenship: 12 West Management is a Delaware limited partnership. Mr. Ramin is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 62,048,108 shares of Class A Common Stock outstanding as of June 30, 2025, as reported in the Company's Report of Foreign Private Issuer on Form 6-K for the month ended August 2025, filed with the Securities and Exchange Commission on August 11, 2025.
Percent of class: 5.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The 12 West Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- 12 West Capital Management LP: /s/ Joel Ramin, By: 12 West Capital Management, LLC, General Partner, By: Joel Ramin, Managing Member (11/14/2025)
- Joel Ramin: /s/ Joel Ramin, Joel Ramin, Individually (11/14/2025)